Exhibit 21.1

LIST OF SUBSIDIARIES OF REGISTRANT

Entity Name	Jurisdiction

Aruba Networks Japan KK	Japan
Aruba Private Limited	India
Aruba (Europe) Ltd.	United Kingdom
Aruba Networks Netherlands B.V.	Netherlands
Aruba Singapore Private Limited	Singapore
Aruba Networks Canada	Canada
Aruba Networks GmbH	Germany
Aruba Networks Hong Kong Limited	Hong Kong
Aruba Networks Pty. Ltd.	Australia
Aruba Networks Spain, S.L.	Spain
Aruba Networks Korea Co., Ltd.	South Korea
Aruba Networks Italy S.R.L	Italy